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                         January 20, 2023

       Paul F. Hickey
       President and Chief Executive Officer
       ReShape Lifesciences Inc.
       1001 Calle Amanecer
       San Clemente, California 92673

                                                        Re: ReShape
Lifesciences Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 12,
2023
                                                            File No. 333-269207

       Dear Paul F. Hickey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Brett R. Hanson, Esq.